OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Trikke Tech, Inc.

132 Easy Street, D-1
Buellton, CA 93427

www.trikke.com

Up to 713,333 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 713,333 shares of common stock ($1,069,995)

Minimum 6,666 shares of common stock ($9,999)

Company	Trikke Tech, Inc. (the "company," "we" or "us.")
Corporate Address	132 Easy Street, D-1, Buellton, CA 93427
Description of Business	The Designer, Manufacturer, Distributor, Wholesaler and Retailer of Trikke the 3 wheeler carving scooter
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.50
Minimum Investment Amount (per investor)	$300
Concurrent Offerings	If the company raises more than the maximum offering amount in this offering under Regulation Crowdfunding (also referred to as "Regulation CF"), it may conduct an offering under Regulation D for subscribers who are accredited investors.

Perks

If you invest $300-$999, you'll receive a 10% one-time discount on Trikke products.

If you invest $1,000-$19,999, you'll receive $15% one-time discount on Trikke products.

If you invest $20,000-$49,999, you'll receive a complimentary Trikke Freedom valued at $999.99.

If you receive $50,000 and over, you'll receive a complimentary Trikke Pon-e 48V valued at $2,299.99.

Plus… All investors of over $500 receive a complimentary Trikke T-shirt.

**All perks occur after the offering is completed.*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

We design, manufacture and market personal vehicles with our patented technology – based on 3 points of contact with a cambering (leaning) frame for stability, active (stand-up) riding position, intuitive use and safe handling. The resulting vehicles can be powered by the human body, by electric power and by gravity -to ride on pavement, dirt, snow, sand, or water.

The Trikke ride is unique. It is a fitness machine combined with fun. It is an electric vehicle with a fitness element. Trikke has many functional advantages over bicycles, scooters and Segways. It is simple and minimalistic. Offers the advantages of the stand-up ride, has the cool factor, it is basically for everybody from 3 to 90.

Customer Base: With different Trikke models, our customer base is from whoever likes the outdoors, fitness and fun…to our professional clients in the Patrol/Law-Enforcement, Police fields. We do Consumer-to-Business and Business-to-Business.

Liability and Litigation: Trikke Tech is not involved in any Litigation.

Competition: Competitors are Elliptigo, Segway, Golfboard.

The team

Officers and directors

Gildo Beleski	Inventor, Founder, CEO, CFO, Director
Cathy Bunke	Controller, Business Administrator, HR, Director
Ana D'Arace	Operations Manager, Secretary, Director

Gildo Beleski
Founder, designer, the originator of Trikke Technology. Technical Director, Industrial Engineer, car racing enthusiast and an avid Trikke rider for more than 20 years. "I have passion for the ride and would love to let everybody experience it. I'm committed to improving the ride and the performance of our vehicles to a top level. I'm inspired by the auto industry achievements, and I believe in a new era dominated by smart light personal vehicles. Gildo has served as Chairman of the Board of Directors since February 2000 to current. Gildo has held the position of CEO and CFO from February 2000 to May 2002. Gildo has held the position of Secretary from February 2000 to December 2016. Gildo currently holds the position of CEO and CFO from December

2015 to current.

Cathy Bunke
Handles all TTI accounting, exceling at advising and resolving everything our business needs. Cathy has been with Trikke since 2011 as head of the accounting department. In 2016 she was promoted to Controller. In December 2016 was elected as a member of the Board of Directors.

Ana D'Arace
Manage all day to day business operations for USA headquarters, oversees all administrative operations, and warehousing needs. Handles international sale accounts and special programs. Helping partners get up to speed in doing business with Trikke. Ana has been with Trikke since 2014. She was appointed as Secretary December 2016 and was elected as a member of the board of directors December 2016.

Number of Employees: 10

Related party transactions

On July 20, 2001 and September 9, 2001, the company entered into a 68-month term loan agreement with John Simpson, co-founder and former CEO of the company in the amount of $15,000 and $30,000, respectively, bearing interest of 0%. Under the agreement, the company is required to make monthly payments of $1,000 with 2/3 of the payment representing principal and 1/3 of the payment representing a royalty payment from November 1, 2015 through June 1, 2021, $45,000 of the payment will be used to pay back the principal balance of the loans and $23,000 of the payments will be paid in the form of a royalty. The unpaid principal balance was $35,000 and $43,000 as of December 31, 2016 and 2015, respectively. The total unpaid royalty balance was $18,333 and $23,333 as of December 31, 2016 and 2015, respectively. On January 15, 2009, the company entered into a loan agreement with John Simpson, co-founder and former CEO of the company, in the amount of $100,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $897 and $2,205 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $0 and $8,163 as of December 31, 2016 and 2015, respectively, as the lien was paid off on September 1, 2016. The unpaid accrued interest balance was $13,807 and $25,723 as of December 31, 2016 and 2015, respectively. On October 10, 2010, the company entered into a loan agreement with John Simpson, co-founder and former CEO of the company, in the amount of $50,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $2,691 and $2,084 was recorded for the years ended December 31, 2016 and 2015. The unpaid balance was $49,980 and $49,980 as of December 31, 2016 and 2015, respectively. The paid accrued interest balance was $14,068 and $11,377 as of December 31, 2016 and 2015, respectively. On October 10, 2010, the company entered into a loan agreement with CEO, Gildo Beleski, in the amount of $50,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $2,912 and $1,189 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was

$38,765 and $50,000 as of December 31, 2016 and 2015, respectively. The unpaid accrued interest balance was $13,395 and $10,482 as of December 31, 2016 and 2015, respectively. On October 31, 2014, the company entered into a loan agreement with CEO, Gildo Beleski, in the amount of $30,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $1,213 and $1,168 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $30,000 and $30,000 as of December 31, 2016 and 2015, respectively. On November 18, 2015, the company entered into a loan agreement with CEO, Gildo Beleski, in the amount of $25,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $973 and $81 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $25,000 and $25,000 as of December 31, 2016 and 2015, respectively. The unpaid accrued interest balance was $1,054 and $81 as of December 31, 2016 and 2015, respectively. For more information with respect to these agreements, please see Note 4 to our financial statements. CEO, Gildo Beleski, advanced funds to the company in the normal course of business in 2016 and 2015. As of December 31, 2016 and 2015, the balance due to the Officer under the arrangement was $17,304 and $20,220, respectively. This advance bears no interest and is considered payable on demand. On June 19, 2017, the company entered into a loan agreement with CEO, Gildo Beleski and Secretary, Ana D'Arace in the amount of up to $208,500, bearing interest of 5.5% per annum with monthly payments owed on the balance.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.
- **The reviewing CPA has included a "going concern" note in the reviewed financials.** We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and whether it is sufficient to bring the business to profitability.
- **The company has recorded deferred wages in the amount of $105,422 as of December 31, 2016.** The company has deferred wages payable to two officers of the company, as of December 31, 2016 and 2015 the amount due was $103,422 and $88,653. This may affect the organization of the company if these officers decide to raise any legal issues or leave the company as a result of the deferred wages. If any of the proceeds of this offering is used to repay deferred wages, that money will not be available to use for other purposes.

- **We have borrowed significant amounts from related parties and third parties.** Our minimum debt payment under a series of loans, lines of credit and similar borrowings from related parties and third parties alike for 2017 and 2018 are $280,242 and $195,891, respectively, and royalty payments under those same agreements for 2017 and 2018 are $13,334 and $16,000, respectively. Some of those loans are secured by company assets and receive royalty payments from the company's revenue of customer sales. Payments under these agreements will impact our liquidity for a number of years. We need to grow our revenues enough to service and repay these borrowings if we are to survive.
- **We have a small management team.** We depend on the skills and experience of Jose Gildo Beleski, Ana L D'Arace and Catherine Bunke. Although they work full time, they constitute a small management team. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent to support them.
- **The nature of the products means there is high likelihood we will face product liability lawsuits.** We sell a product that requires balance, coordination and skill to use and enables people to propel themselves at relatively high speeds. Thousands of people are injured every year using bicycles, skateboards, scooters, and other devices that are similar to the Trikke. As a result, these industries experience a significant number of product liability lawsuits related to the safety of their products. As sales and use of our products continue to grow, we could face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake costly product recall, and/or redesign the product. These cost could severely damage our Company, which would significantly reduce the value of your investment.
- **We have a number of competitors.** There are already a number of companies providing similar products. While these competitors may not offer the same 3-wheeled carving vehicles, they may be able to design, manufacture and sell products that achieve similar benefits to consumers at a lower price.
- **The company relies on its intellectual property.** The company's profitability may depend in part on its ability to effectively protect its proprietary rights, including obtaining patent protection of its methods of producing the product, maintaining the secretary of its internal workings and preserving its trade secrets, as well as its ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that (i) any company-related patents will be issued from any pending or future patent applications; (ii) the scope of any patent protection will be sufficient to provide competitive advantages; (iii) any patents the company obtains will be held valid if subsequently challenged; or (iv) others will not claim rights in or ownership of

the company patents and its other proprietary rights. Unauthorized parties may try to copy aspects of products and technologies or obtain and use information it considers proprietary. Policing the unauthorized use of proprietary rights is difficult and time-consuming. The company cannot guarantee that no harm or threat will be made to its intellectual property. In addition, the laws of certain countries are not expected to protect our intellectual property rights to the same extent as do the laws of the United States. Administrative proceedings or litigation, which could result in substantial costs and uncertainty, may be necessary to enforce its patent or other intellectual property rights or to determine the scope and validity of the proprietary rights of others. There can be no assurance that third parties will not alert patent infringement claims in the future with respect to its products or technologies. Any such claims would ultimately require us to enter into license arrangements or result in litigation, regardless of the merits of such claims. Litigation with respect to any infringement claims or any other patent or intellectual property rights could be expensive and time consuming and could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

- **Uncertainty with respect to US trade policy may reduce our manufacturing choices and add to our expenses.** Most of the suppliers of raw materials and/or manufacturers of our products are not in the United States. The current US President indicated a desire to re-negotiate trade deals and potentially imposing tariffs on foreign countries, including China. We may incur additional expenses if we are forced to base our manufacturing in the United States.
- **The potential markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands.** The company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In additional, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.
- **You will have to assign your voting rights.** As part of this investment, each investor, who invests less than $50,000, will be required to agree to the terms of the Subscription Agreement. By each investor's execution of the Subscription Agreement and under the terms thereof, each investor will grant an irrevocable proxy, giving the right to vote your shares to the company's CEO. That will limit you your ability to vote your shares until the events specified in the proxy, which include the company's IPO or acquisition by another entity, which may never happen.
- **Voting control is in the hands of a few large stockholders.** Voting control is concentrated in the hands of a small number of shareholders. Even if the shares were not subject to the proxy discussed above, you would not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the

employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. These few people and entities make all major decisions regarding the company. As a minority shareholder and a signatory to the proxy agreement (if you invest less than $50,000), you will not have a say in these decisions.

- **Other investors may have more rights.** The company is seeking to sell up to $1,070,000 in Common Stock in this offering. If the company raises more than the maximum offering amount in this offering, it may conduct an offering under Regulation D for subscribers who are accredited investors. Any Common Stock issued in a Regulation D offering will have the same terms, set forth below.
- **Your ability to transfer your securities will be limited.** Your shares, regardless of whether you invest less than $50,000 or more than $50,000, will be subject to transfer restrictions, including a right of first refusal granted first to the company and second to other investors. Prior to transferring shares to most third parties, the company will have the right to purchase all or some of your shares that you intend to transfer. In the event the company does not want to purchase all of the shares you wish to sell, then a secondary refusal right is granted to all other investors to purchase their pro rata share of the offered securities. This requirement may delay or limit your ability to transfer your shares and delay or limit the ability of the third party transferee to transfer their shares in the future, or require you and third party transferees to incur additional costs to effectuate a share transfer, see "Description of Rights and Preferences for each Class – Common Stock - Right of First Refusal." Further, transferees will be required to agree to the voting proxy, if the original investor invested less than $50,000. Accordingly, the market price for our Common Stock could be adversely affected.
- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jose Gildo Beleski Jr, 60.0% ownership, Common

Classes of securities

The following description summarizes important terms of the existing securities of the company and does not provide every detail that may be of interest to investors in this offering. A description of the rights for Common Stock and Preferred Stock holders may be found in the Certificate of Incorporation and the Bylaws of the company as well as the California Corporations Code.

- **Common Stock: 9,647,000**

The company has authorized up to 30,000,000 shares of Common Stock. We are selling Common Stock to investors in this offering. Investors in this offering, who invest less than $50,000, will be required to sign an irrevocable proxy, which will restrict their ability to vote. The proxy will remain in effect until the company's sale of its Common Stock in a public offering pursuant to a registration statement under the Securities Act.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors, but excluding matters, if any, that will relate solely to the terms of a series of Preferred Stock. The investors in this offering, who invest less than $50,000, will be required to grant a proxy to the company's CEO, described in greater detail below under "Proxy." These may be established by the company's Board of Directors. The board has not taken any specific action with respect to the rights and privileges of the Common Stock.

The Proxy

Holders of Common Stock who purchase their shares in this offering and invest less than $50,000 will grant the company a proxy in Section [23] of the Subscription Agreement and agree to allow the company's CEO to vote their shares on all matters submitted to a vote of the shareholders, including the election of directors. The proxy will be irrevocable and will remain in effect until the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Right of First Refusal

Until an initial public offering, the company has the right of first refusal to purchase all or some of the shares from all holders of Common Stock, in the event such holders propose to transfer their shares, other than to certain excluded transferees. Such holders of Common Stock must offer the shares at the same price and on the same terms and conditions as those offered to the prospective transferee. If the company does not wish to purchase all or some of the shares, a secondary refusal right is granted to all other investors to purchase their pro rata share of the offered securities.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights and Preferences

Other than described above, holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock. The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- **Preferred Stock: 0**

The company has authorized up to 10,000,000 shares of Preferred Stock. The company currently has no outstanding shares of Preferred Stock.

The company's Articles of Incorporation do not set forth the rights, preferences, privileges, and restrictions relating to the Preferred Stock. These may be established by the company's Board of Directors at the time of issuance.

What it means to be a Minority Holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founder along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the company. You will hold a minority interest in the company and the founder combined with a few other shareholders will still control the company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties. Moreover, if you purchase less than $50,000 in shares, you will grant a proxy to the CEO that permits him to vote your shares, therefore you will not have any voting rights.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

The following discussion includes information based on our certified public accountant reviewed financial data for 2016. The following discussion includes information based on our unaudited operating data for 2017 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Results of Operation

For the year ended December 31, 2016, our net revenues were $2,201,220, an increase of 8.5% over net revenues of $2,029,103 for the year ended December 31, 2015. This increase was due to increase in international sales. Cost of net revenues for 2016 was $1,179,031, compared to $1,034,696 for 2015, resulting in gross profit of $1,022,189 and $994,407 for 2016 and 2015, respectively. Gross margins were 46.4% and 49.0% for 2016 and 2015, respectively. Margins decreased slightly due to large international sale

at a lower margin.

Our operating expenses consist of compensation and benefits, research and development, sales and marketing and general and administrative costs. Operating expenses decreased 5.3%, to $972,593 in 2016 from $1,026,873 in 2015. The primary components of this change were:

- A decrease of 16.0% in compensation and benefits, due to CEO leaving the company in 2015.
- Decreases of 14.6% and 7.3% in research and development and sales and marketing costs, respectively.
- An offsetting increase of 18.9% in general and administrative expenses, due to reducing expenses and costs.

Other expense consists of interest expense, which was $28,971 in 2016 compared to $25,709 in 2015.

As a result of the foregoing, we recorded net income of $20,625 in 2016, compared to a net loss of $58,175 in 2015.

Financial results since December 31, 2016.

For the past three months of 2017 (July, August, September) we recorded net income of $(41,339). Our total income was $255,087 with a total gross profit of $180,049.

Financial Milestones (N/A)

Liquidity and Capital Resources

The company had cash on hand in the amount of $151,801.09 at September 30, 2017 and we have a line of credit with Rabobank in the amount of $49,999. Currently, we estimate our burn rate (net cash out) to be on average 23,400 or 6.4 per month.

We have entered into a number of loan agreement described in "Indebtedness" above and under those agreements are required to make debt and royalty payments. Minimum debt payments under those agreements for 2017 and 2018 are $280,242 and $195,891, respectively and royalty payments under those same agreements for 2017 and 2018 are $13,334 and $16,000, respectively. Payments under these agreements will impact our liquidity for a number of years. See Note 4 to our financial statements.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will scale down the capital expenditures it has planned.

Indebtedness

From 2001 through 2002, we entered into a number of short-term loan agreements with company officers and third parties with interest rates of 0% pursuant to which we would make royalty payments. As of December 31, 2016, we owed $145,000 in principal and $77,667 in royalties under these loans. On August 1, 2008, we entered into a 120-month term loan agreement with First Bank, in the amount of $195,000, bearing interest of 6.25% per annum with a required monthly principal and interest payment of $1,296. The lien is secured by our building. The unpaid principal balance was $159,824 as of December 31, 2016. On January 15, 2009, we entered into a loan agreement with an officer of the company, in the amount of $100,000, bearing interest of 3.88% per annum with no required monthly payments. The unpaid principal balance was $0 as of December 31, 2016 and 2015, respectively as the loan was paid off on September 1, 2016. the unpaid accrued interest balance was $13,807 as of December 31, 2016. On October 10, 2010, we entered into a loan agreement with an officer of the company, in the amount of $50,000, bearing interest of 3.88% per annum with no required monthly payments. The unpaid principal balance was $49,980 as of December 31, 2016. The unpaid accrued interest balance was $14,068 as of December 31, 2016. On October 10, 2010, we entered into a loan agreement with an officer of the company, in the amount of $50,000, bearing interest of 3.88% per annum with no required monthly payments. The unpaid principal balance was $38,765 as of December 31, 2016. The unpaid accrued interest balance was $13,395 as of December 31, 2016. On September 9, 2013, we entered into a 36-month loan agreement with a third party in the amount of $100,000, bearing interest of 6.55% per annum with a required monthly interest payment of $542. The unpaid principal balance was $95,652 as of December 31, 2016. The unpaid accrued interest balance was $13,589 as of December 31, 2016. On October 31, 2014, we entered into a loan agreement with an officer of the company, in the amount of $30,000, bearing interest of 3.88% per annum with o required monthly payments. The unpaid principal balance was $30,000 as of December 31, 2016. The unpaid accrued interest balance was $2,477 as of December 31, 2016. On October 9, 2015, we entered into a 42-month term loan with Ford Credit, in the amount of $29,319, bearing interest of 3.54% per annum with a required monthly principal and interest payment of $534. The loan is secured by an automobile. The unpaid principal balance was $22,457 as of December 31, 2016. On November 18, 2015, we entered into a loan agreement with an officer of the company, in the amount of $25,000, bearing interest of 3.88% per annum with no required monthly payments. The unpaid principal balance was $25,000 as of December 31, 2016. The unpaid accrued interest balance was $1,054 as of December 31, 2016. On June 19, 2017, we entered into a loan agreement with Gildo Beleski and Ana D'arace in the amount of up to $208,500 as needed by the company. This loan has a 5.5% annual interest, which is payable monthly on the balance owed. Further information with respect to our indebtedness can be found in Note 4 to our financial statements.

Recent offerings of securities

We have not issued securities within the last three years. On December 5, 2016, the company acquired 2,533,555 shares of Common Stock from John Simpson for no consideration. The company has not issued securities since 2006.

Valuation

$14,470,500.00

Valuation of the company was decided by the officers of the company based on: (1) our line of products and potential sales after 3-5 years; (2) the size of the market and our unique position in the market; (3) comparable companies in the industry; and (4) our brand and brand recognition.

USE OF PROCEEDS

We are seeking to raise $1,070,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised.

The Company plans on launching a marketing campaign including, social advertisement to drive sales conversions, paid search ads with targeting keywords, prospecting & retargeting with Banner Ads on content relevant sites, Brand awareness and strategic outreach.

The Company intends to invest in tooling, productions, and design for new and existing products as mentioned in the Liquidity and Capital Resources.

Proceeds from this raise will be used to purchase inventory of new and existing products.

The Company plans to use a portion of the proceeds to launch a plan to build our sales team by hiring new sales personnel, both inside and/or outside sales, which in turn will increase our revenue.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$9,999	$1,069,995
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,399	$1,005,795
Use of Net Proceeds:		
R& D & Production	$1,410	$150,870

Marketing	$2,350	$251,450
Manufacturing/Tooling	$1,410	$150,870
Inventory	$2,350	$251,450
Sales Team	$1,879	$201,155
Total Use of Net Proceeds	$9,399	$1,005,795

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding.

Irregular Use of Proceeds

Some proceeds may be used to pay off shareholder loan to Gildo Beleski and Ana D'Arace for line of credit loan to accelerate production of the Defender product and purchase fourth quarter inventory. The line of credit is up with $208,500 with a 5.5% annual interest, payable monthly on the balance owed.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.trikke.com in the Shareholder Information labeled annual report, etc. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Trikke Tech, Inc.

[See attached]

Trikke Tech, Inc.
A California Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2016 and 2015

Trikke Tech, Inc.

TABLE OF CONTENTS

To the Stockholders of
Trikke Tech, Inc.
Buellton, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Trikke Tech, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, comprehensive income/(loss), changes in stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
May 9, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

TRIKKE TECH, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 40,182	$ 125,887
Accounts receivable, net	451,510	351,085
Prepaid expenses	8,048	7,415
Loan receivable	-	809
Inventory	552,600	862,555
Deposits	3,728	3,728
Total Current Assets	1,056,068	1,351,479
Non-Current Assets:		
Property and equipment, net	502,816	392,470
Other assets	4,584	4,831
Total Non-Current Assets	507,400	397,301
TOTAL ASSETS	$1,563,468	$1,748,780

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

TRIKKE TECH, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 136,515	$ 208,128
Accrued expenses	56,645	45,529
Deferred revenues	198,265	76,923
Customer deposits	71,713	238,080
Due to shareholder	17,304	20,220
Deferred shareholder wages payables	103,422	88,653
Line of credit	-	49,749
Royalties payable - current	13,334	8,000
Accrued interest payable	58,390	62,444
Loans payable - current	280,242	327,284
Total Current Liabilities	935,830	1,125,010
Long-Term Liabilities:		
Royalties payable - long term	60,333	73,667
Loans payable - long term	286,436	289,859
Total Long-Term Liabilities	346,769	363,526
Total Liabilities	1,282,599	1,488,536
Stockholders' Equity:		
Common Stock, no par, 30,000,000 shares authorized, 9,647,000 and 12,180,555 shares issued and outstanding, as of December 31, 2016 and 2015, respectively.	-	-
Preferred Stock, no par, 10,000,000 shares authorized, 0 and 0 shares issued and outstanding, as of December 31, 2016 and 2015, respectively.	-	-
Additional paid-in capital	619,601	619,601
Accumulated other comprehensive loss	(222,643)	(222,643)
Accumulated deficit	(116,089)	(136,714)
Total Stockholders' Equity	280,869	260,244
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,563,468	$1,748,780

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

TRIKKE TECH, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues	$ 2,201,220	$ 2,029,103
Costs of net revenues	(1,179,031)	(1,034,696)
Gross profit	1,022,189	994,407
Operating Expenses:		
Compensation & benefits	414,371	493,346
General & administrative	335,433	282,119
Research & development	119,873	140,343
Sales & marketing	102,916	111,065
Total Operating Expenses	972,593	1,026,873
Income/(Loss) from operations	49,596	(32,466)
Other Income/(Expense):		
Interest expense	(28,971)	(25,709)
Total Other Income/(Expense)	(28,971)	(25,709)
Provision for income taxes	-	-
Net Income/(Loss)	$ 20,625	$ (58,175)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

TRIKKE TECH, INC.
STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net Income/(Loss)	$ 20,625	$ (58,175)
Other comprehensive income:		
Unrealized gain/(loss) on securities	-	-
Total other comprehensive income/(loss)	-	-
Total comprehensive income/(loss)	$ 20,625	$ (58,175)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

TRIKKE TECH, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Common Stock		Treasury Stock					
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance at January 1, 2015	12,180,555	$ -	-	$ -	$ 619,601	$ (222,643)	$ (78,539)	$ 318,419
Net loss	-	-	-	-	-	-	(58,175)	(58,175)
Balance at December 31, 2015	12,180,555	$ -	-	$ -	$ 619,601	$ (222,643)	$ (136,714)	$ 260,244
Transfer of stock to the Company	(2,533,555)	$ -	2,533,555	$ -	$ -	$ -	$ -	$ -
Net income	-	-	-	-	-	-	20,625	20,625
Balance at December 31, 2016	9,647,000	$ -	2,533,555	$ -	$ 619,601	$ (222,643)	$ (116,089)	$ 280,869

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

TRIKKE TECH, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Income/(Loss)	$ 20,625	$ (58,175)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	73,941	40,447
Amortization of loan fees	247	247
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(100,425)	(60,930)
(Increase)/Decrease in prepaid expenses	(633)	(5,000)
(Increase)/Decrease in loan receivable	809	(809)
(Increase)/Decrease in inventory	309,955	(215,120)
(Increase)/Decrease in deposits	-	2,108
Increase/(Decrease) in accounts payable	(71,613)	172,290
Increase/(Decrease) in accrued expenses	11,116	24,408
Increase/(Decrease) in deferred revenues	121,342	76,921
Increase/(Decrease) in customer deposits	(166,367)	174,659
Increase/(Decrease) in deferred shareholder wages payable	14,769	22,653
Increase/(Decrease) in accrued interest payable	(4,054)	9,601
Net Cash Provided by Operating Activities	209,712	183,300
Cash Flows From Investing Activities		
Purchase of property and equipment	(184,287)	(80,603)
Net Cash Used In Investing Activities	(184,287)	(80,603)
Cash Flows From Financing Activities		
Advances from/(payments to) shareholder, net	(2,916)	6,675
Proceeds/(principal payments) on royalties payable, net	(8,000)	(10,333)
Proceeds/(principal payments) on loans payable, net	(50,465)	(99,727)
Proceeds/(principal payments) on line of credit, net	(49,749)	49,749
Net Cash Used In Financing Activities	(111,130)	(53,636)
Net Change In Cash	(85,705)	49,061
Cash at Beginning of Period	125,887	76,826
Cash at End of Period	$ 40,182	$ 125,887
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 12,006	$ 10,552
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Trikke Tech, Inc. (the "Company"), is a corporation organized February 16, 2000 under the laws of California. The Company is a distributor, retailer, and wholesaler of Trikke 3-wheeled carving scooters.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried receivables of $467,729 and $351,085 and allowances against such totaling $16,219 and $0, all respectively.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2016 and 2015 consist of products manufactured for resale. Inventory held is finished goods and direct materials as of December 31, 2016 and 2015.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2016 and 2015 have estimated useful lives of 5 years. The Company's property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Property and equipment, at cost	$ 840,895	$ 656,608
Accumulated depreciation	(338,079)	(264,138)
Property and equipment, net	$ 502,816	$ 392,470
Depreciation expense	$ 73,941	$ 40,447

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. The Company includes credit card merchant account fees, Target, and Amazon fees as cost of goods sold in the statement of operations. Revenues are generally collected ahead of when the product is shipped and therefore deferred revenue is recorded when necessary until the revenue recognition criteria is completed.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $119,873 and $140,343 for the years then ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has deferred tax assets related to temporary differences between its GAAP basis and tax basis accounting and net operating loss carryforwards. As there in uncertainty to the Company's ability to utilize its deferred tax assets before they expire, the Company has recorded a full valuation allowance against its deferred tax assets to reduce such to zero, and accordingly, has recognized no income tax benefit or expense for the years ended December 31, 2016 and 2015.

The Company files U.S. federal and state income tax returns. The 2016 tax returns have not yet been filed as of the issuance of these financial statements. Tax periods for the last three years remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has generated limited profits in 2016, sustained a net loss of $58,175 during the year ended December 31, 2015, and has limited liquid assets of December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: LOANS PAYABLE

Line of Credit

On August 13, 2015, the Company entered into a line of credit agreement with Rabobank, N.A. in the amount of $49,999 bearing interest of 5.75% per annum, with required monthly interest payments. Interest expense on this loan was $766 and $667 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $0 and $49,749 as of December 31, 2016 and 2015, respectively. The line of credit was closed in 2016.

Loans Payable

On July 20, 2001 and September 9, 2001, the Company entered into a 68-month term loan agreement with an officer of the Company in the amounts of $15,000 and $30,000, respectively, bearing interest of 0%. Under the agreement, the Company is required to make monthly payments of $1,000 with 2/3 of the payment representing principal and the other 1/3 of the payment representing a royalty payment from November 1, 2015 through June 1, 2021, $45,000 of the payments will be used to pay back the principal balance of the loans and $23,000 of the payments will be paid in the form of a royalty. The unpaid principal balance was $35,000 and $43,000 as of December 31, 2016 and 2015, respectively. The total unpaid royalty balance was $18,333 and $22,333 as of December 31, 2016 and 2015, respectively.

On October 15, 2001 and June 6, 2002, the Company entered into a 75-month term loan agreement with a third party in the amounts of $30,000 and $20,000, respectively, bearing interest of 0%. Under the agreement, the Company is required to make monthly payments of $1,000 with 2/3 of the payment representing principal and the other 1/3 of the payment representing a royalty payment from November 1, 2015 through January 1, 2022, $50,000 of the payments will be used to pay back the principal balance of the loans and $25,000 of the payments will be paid in the form of a royalty. The unpaid principal balance was $40,000 and $48,000 as of December 31, 2016 and 2015, respectively. The unpaid royalty balance was $20,334 and $24,334 as of December 31, 2016 and 2015, respectively.

On October 29, 2001, the Company entered into a 30-month term loan agreement with a third party in the amount of $20,000, bearing interest of 0%. Under the agreement, the Company is required to make monthly payments of $1,000 with 2/3 of the payment representing principal and the other 1/3 of the payment representing a royalty payment from April 10, 2013 through September 10, 2015, $20,000 of the payments will be used to pay back the principal balance of the loans and $10,000 of the payments will be paid in the form of a royalty. The principal and royalty balances were paid off on September 10, 2015.

On November 2, 2001, the Company entered into a 30-month term loan agreement with a third party in the amount of $20,000, bearing interest of 0%. Under the agreement, the Company is required to make monthly payments of $1,000 with 2/3 of the payment representing principal and the other 1/3 of the payment representing a royalty payment from April 10, 2013 through September 10, 2015, $20,000 of the payments will be used to pay back the principal balance of the loans and $10,000 of the payments will be paid in the form of a royalty. The principal and royalty balances were paid off on September 10, 2015.

On November 2, 2001, the Company entered into a 30-month term loan agreement with a third party in the amount of $20,000, bearing interest of 0%. Under the agreement, the Company is required to make monthly payments of $1,000 with 2/3 of the payment representing principal and the other 1/3 of the payment representing a royalty payment from April 10, 2013 through September 10, 2015, $20,000 of the payments will be used to pay back the principal balance of the loans and $10,000 of the payments will be paid in the form of a royalty. The principal and royalty balances were paid off on September 10, 2015.

On October 3, 2002, the Company entered into a 45-month term loan agreement with a third party in the amount of $30,000, bearing interest of 0%. Under the agreement, the Company is required to make monthly payments of $1,000 with 2/3 of the payment representing principal and the other 1/3 of the payment representing a royalty payment from May 1, 2017 through January 1, 2021, $30,000 of the payments will be used to pay back the principal balance of the loans and $15,000 of the payments will be paid in the form of a royalty. The unpaid principal balance was $30,000 and $30,000 as of December 31, 2016 and 2015, respectively. The unpaid royalty balance was $15,000 and $15,000 as of December 31, 2016 and 2015, respectively.

On April 23, 2002, the Company entered into a 40-month term loan agreement with a third party in the amount of $40,000, bearing interest of 0%. Under the agreement, the Company is required to make monthly payments of $1,500 with 2/3 of the payment representing principal and the other 1/3 of the payment representing a royalty payment from May 1, 2017 through August 1, 2020, $40,000 of the payments will be used to pay back the principal balance of the loans and $20,000 of the payments will be paid in the form of a royalty. The unpaid principal balance was $40,000 and $40,000 as of December 31, 2016 and 2015, respectively. The unpaid royalty balance was $20,000 and $20,000 as of December 31, 2016 and 2015, respectively.

On August 1, 2008, the Company entered into a 120-month term loan agreement with First Bank, in the amount of $195,000, bearing interest of 6.25% per annum with a required monthly principal and interest payment of $1,296. The loan is secured for with the Company's building. Interest expense for this loan totaling $10,338 and $9,713 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $159,824 and $165,040 as of December 31, 2016 and 2015, respectively.

On January 15, 2009, the Company entered into a loan agreement with an officer of the Company, in the amount of $100,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $897 and $2,205 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $0 and $8,163 as of December 31, 2016 and 2015, respectively as the loan was paid off on September 1, 2016. The unpaid accrued interest balance was $13,807 and $25,723 as of December 31, 2016 and 2015, respectively.

On October 10, 2010, the Company entered into a loan agreement with an officer of the Company, in the amount of $50,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $2,691 and $2,084 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $49,980 and $49,980 as of December 31, 2016 and 2015, respectively. The unpaid accrued interest balance was $14,068 and $11,377 as of December 31, 2016 and 2015, respectively.

On October 10, 2010, the Company entered into a loan agreement with an officer of the Company, in the amount of $50,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $2,912 and $1,189 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $38,765 and $50,000 as of December 31, 2016 and 2015, respectively. The unpaid accrued interest balance was $13,395 and $10,482 as of December 31, 2016 and 2015, respectively.

On September 9, 2013, the Company entered into a 36-month loan agreement with a third party in the amount of $100,000, bearing interest of 6.55% per annum with a required monthly interest payment of $542. Interest expense for this loan totaling $7,266 and $7,241 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $95,652 and $100,000 as of December 31, 2016 and 2015, respectively. The unpaid accrued interest balance was $13,589 and $13,516 as of December 31, 2016 and 2015, respectively.

On September 1, 2014, the Company entered into a 12-month term loan agreement with American Express Bank, in the amount of $116,600, bearing interest of 6% per annum with varying monthly principal and interest payments. The loan was secured for with future sales. The loan was repaid on September 2, 2015.

On October 31, 2014, the Company entered into a loan agreement with an officer of the Company, in the amount of $30,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $1,213 and $1,168 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $30,000 and $30,000 as of December 31, 2016 and 2015, respectively. The unpaid accrued interest balance was $2,477 and $1,265 as of December 31, 2016 and 2015, respectively.

On October 9, 2015, the Company entered into a 42-month term loan agreement with Ford Credit, in the amount of $29,319, bearing interest of 3.54% per annum with a required monthly principal and interest payment of $534. The loan is secured for with an automobile. Interest expense for this loan totaling $903 and $172 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $22,457 and $27,960 as of December 31, 2016 and 2015, respectively.

On November 18, 2015, the Company entered into a loan agreement with an officer of the Company, in the amount of $25,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $973 and $81 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $25,000 and $25,000 as of December 31, 2016 and 2015, respectively. The unpaid accrued interest balance was $1,054 and $81 as of December 31, 2016 and 2015, respectively.

Future Minimum Debt Payments

Future minimum debt payments under the Company's outstanding principal loans are as follows as of December 31, 2016:

2017	$ 280,242
2018	195,891
2019	42,103
2020	36,778
2021	11,664
Thereafter	-
Total	$ 566,678

Future minimum debt payments under the Company's outstanding royalty payments are as follows as of December 31, 2016:

2017	$ 13,334
2018	16,000
2019	16,000
2020	16,000
2021	10,667
Thereafter	1,666
Total	$ 73,667

NOTE 5: STOCKHOLDERS' EQUITY

Common Stock

The Company authorized 30,000,000 shares of common stock with no par value. As of December 31, 2016, and 2015, 9,647,000 and 12,180,555 shares of common stock were issued and outstanding, respectively.

On December 5, 2016, an officer of the Company surrendered 2,533,555 shares of common stock to the Company.

Preferred Stock

The Company authorized 10,000,000 shares of preferred stock with no par value. As of December 31, 2016, and 2015, and no shares of preferred stock were issued and outstanding.

NOTE 6: RELATED PARTY TRANASACTIONS

The officer of the Company advanced funds to the Company in the normal course of business in 2016 and 2015. As of December 31, 2016 and 2015, the balance due to the officer under the arrangement was $17,304 and $20,220, respectively. This advance bears no interest and is considered payable on demand.

The Company has deferred wages payable to two officers of the Company as of December 31, 2016 and 2015, in the amounts of $103,422 and $88,653, respectively.

NOTE 7: LEASE OBLIGATIONS

Effective November 1, 2014, the Company extended a previously signed lease agreement for office space. The lease term commenced January 1, 2015 and was scheduled to expire on December 31, 2015, with required monthly lease payments of $3,300. On November 6, 2015 an amendment was made to the Company's office lease extending the lease through to December 31, 2016, with required monthly lease payments of $3,400. On November 2, 2016, the office lease was extended through December 31, 2017, with required monthly lease payments of $3,600. Lease expenses due under the agreement in 2017 are $43,200. Rent expense for the years ended December 31, 2016 and 2015 totaled $40,800 and $39,960, respectively.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Rabobank Line of Credit

On January 12, 2017, the Company renewed a 1-year line of credit agreement with Rabobank, N.A. Services, Inc. in the amount of $49,999, the loan is variable interest rate as it is based on the Wall Street Journal Prime Rate. The interest rate on this loan will not be less than 4%.

Management's Evaluation

Management has evaluated subsequent events through May 9, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Trikke is pending **StartEngine Approval.**



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Trikke

The World's First Carving Vehicle

Small OPO · Buellton, CA · Transportation
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share



A Revolutionary Personal Vehicle With Many Applications

Invest in Trikke

Trikke Tech is the world expert in 3-point, standing, carving vehicles. We have been listening to our enthusiasts since 2002 and refining and improving our vehicles' designs and performance in order to offer the bes experience possible. **In short, what we've created is a unique technology that provides myriad benefits to riders of all ages and from recreational to professional use.**

After 15 years in the market, we are not a startup. But we still feel like




SECURITY

we're at the very beginning of our journey, because there is so much more that our Trikke technology can accomplish.

Having sold more than $50 million, we've definitely had success. But, we've also learned a lot along the way. What started as an exciting vehicle for kids and teens quickly morphed into an incredible fitness product for people of all ages. Then, as more riders adopted the Trikke lifestyle, we recognized an even bigger opportunity: making our vehicle electric.

The market for personal electric vehicles is growing at an incredible rate of 70% year over year in the United States. Because our vehicle offers an incredibly ergonomic and comfortable ride, it was only natural that we should bring an electric version to a wider audience of both recreational and professional riders.

Since 2009, we have been developing and selling electric version of the Trikke all over the world, and the response has been incredible. It's been adopted by law enforcement and security companies as a better alternative to other personal electric vehicles. Likewise, recreational riders have found that our electric Trikkes make great commuters in urban environments and elsewhere.

But, we're only truly at the beginning of realizing the limitless potential of the incredible technology we've developed. It is our mission to continue fostering great engineering, design and ingenuity, an it's our vision to evolve Trikke into the premiere vehicle for fitness, sport, personal mobility, professional environments, and so much more.

Investment
$1.50/share of Common Stock | When you invest you are betting the company's future value will exceed $15.5M.

Perks
If you invest $300-$999, you'll receive a 10% one-time discount on Trikke products.
If you invest $1,000-$19,999, you'll receive $15% one-time discount on Trikke products.
If you invest $20,000-$49,999, you'll receive a complimentary Trikke Freedom valued at $999.99.
If you receive $50,000 and over, you'll receive a complimentary Trikke Pon-e 48V valued at $2,299.99.
Plus... All investors of over $500 receive a complimentary Trikke T-shirt.
**All perks occur after the offering is completed*


60

"It gives you a workout from your ankles all the way up to your shoulders and your neck"

- Former President Jimmy Carter

What Is Trikke?

The magic of a Trikke is the way in which it articulates. A rider can turn and lean the vehicle, all while keeping all three wheels on the ground. This is the essence of the technology.

The articulating frame sets the Trikke apart from any other kinds of vehicle, such as bicycles, scooters and Segways. We believe riding a Trikke feels perfectly natural and more comfortable than any other personal vehicle one may have ridden in the past. What's more is that the Trikke is eminently portable, capable of being folded down in seconds for easy transportation. Oh, and it offers one heck of a complete workout, too!

From the freedom of movement that our vehicles offer to their incredible portability, our riders almost always enjoy an experience with Trikke that surpasses their expectations.



THE MAGIC !
3CV TECHNOLOGY
Cambering Frame
Foldable and portable
3 points of contact dynamically adapt to the surface
Stable riding platform
Active riding experience
Allows for body propulsion
Expandable Vehicle Technology



There are several variations of the Trikke, from kids ride-on, to fitness machine, to transportation and personal mobility vehicles. It's a smart alternative for the modern urban mobility.

An electric version of the Trikke also offers health benefits, all with an incredible fun factor. You grab the handlebar, step right on and take off - gliding and turning in total control.

Thanks to the three wheels and patented leaning frame, **you feel completely safe in seconds and feel that you can go anywhere with ease.** You feel a part of the machine, and it's adjustable to all body sizes.

These are just some of the benefits of Trikke, regardless of the variation...

TRIKKE IS FUN, FITNESS, MOBILITY, ADVENTURE!





"Flowing, exhilarating all-body movement that, once coordinated, provides an excellent workout yet can feel as effortless as flying."

- Los Angeles Times



Ergonomics

Riding while standing up is a far more natural position. It keeps the spine properly aligned and your legs can act as natural shock absorbers. Your upper body also stays engaged, too!



Health

The Trikke active riding experience engages the whole body. Even the electric version of the Trikke can be body-powered. How much do you want to exercise? That's totally up to you!



Maneuverability

Trikke easily surpasses a bike's cornering ability, reaction time, high-speed cornering and swerving -- all of which means improved safety, with 50% better maneuverability than a bike.


7MUH216

Portability

All Trikke models can be quickly folded down for transport, without having to remove or wrangle any pieces. You can easily toss two or three into the back of an average car.



Simplicity

The Trikke LEV has few components to maintain, meaning far less can go wrong. There are no gear shifters, chains, and pedals... And no greasy parts to fiddle with either!



Fun

The experience of riding a Trikke is unlike any other experience. It's what leads many riders to refer to their Trikkes as "yoga on wheels". Once you try it, you're hooked for life!

Trikke Goes Electric

When we first developed Trikke, we thought of it as a fun ride for teens and young adults to take down hills. **When our riders revealed the Trikke's true potential, though, we instantly saw how it could become a tremendous fitness-focused vehicle for all ages.**

The biggest development in Trikke technology came when we realized how adding electric power to the vehicle could multiply it's already numerous applications. Not only could recreational riders enjoy the power, but so too could people looking for mobility and professional personal electric vehicles.



Around the world, there is a growing demand for personal electric vehicles. Urban environments are getting more and more crowded by the day, and the price of fossil fuels is only set to rise in the years to come. Because of this, we immediately sensed that Trikke could offer an incredible solution for people of all ages and of all stripes.

While there has been an increased adoption of electric scooters and bicycles particularly in urban environments, these designs are unbalanced (unstable) by nature.

An ergonomically designed electric vehicle that engages the whole body, we believe that Trikke outclasses scooters and other personal electric vehicles.

Trikke: Two Sides to the Business

With the addition of the electric Trikke, we've been able to further multiply the benefits and potential uses of our one-of-a-kind technology. Naturally, we believe the Trikke still remains one of the best recreational activities out there, offering just the right amount of exercise combined with a completely ergonomic design. But, all of that's just the start.

Urban workforces need more reliable forms of transportation that can get workers from Point A to Point B -- our electric Trikkes can deliver. Likewise police and other law enforcement agencies need a more reliable form of transportation for navigating dense urban areas quickly and efficiently. The Trikke again is uniquely poised to deliver here too!

What all of this boils down to is that Trikke is poised to serve both the business-to-consumer side of the equation, as well as the business-to-business side. In fact, in many ways we see the future of Trikke in the business-to-business realm...

Business-to-Consumer



The heart of our business is definitely the recreational rider. **Ordinary consumers have long been attracted to our unique technology, and those who try it often become our best brand ambassadors.**

We continue to evolve our Trikke technology and to bring more and more riders into the fold. In addition to introducing our electric vehicles, we've also developed things like Trikke Skki, an exciting winter sports vehicle that's been on the market since 2005.

In the months and years to come, we'll be introducing even more products to the consumer market. For example, we're just about to release Trikke Golf, which we'll show off later, in addition to versions of the Trikke catered to off-roading and even a jet-ski version!

Business-to-Business



We have been developing electric models for many years, focusing in sustainable personal transportation for a variety of different professional markets.

Already, **our technology has been adopted by tour operators, campus public safety forces, personal security providers, law enforcement, parks, government agencies, warehouse, golf course, airports and so much more!**

Of particular note in this segment is the Trikke Defender, which has been specifically designed to meet the needs of today's law enforcement officers. You can take an even closer look at this revolutionary product below...

A Closer Look at Our Patrol Electric Vehicles


POLICE DEPARTMENT
POLICE
POLICE

Most police agencies rely on a combination of vehicle, foot and bicycle patrol to effectively monitor and prevent crime. While patrol cars are the core of any law enforcement department, foot and bicycle patrolling plays an important part in building positive relationships with residents and businesses within the community.

With the advent of electric patrol vehicles, flexible mobility and quick response times can be achieved simultaneously. Police mobility vehicles allow access to areas where patrol cars cannot go, providing enhanced police presence and protection. In addition, officers on foot patrol and those in mobility vehicles are perceived as more approachable by the public than officers in patrol cars.

The Future of Trikke


TRIKKE TECH
SNOW SKI
A new way to enjoy the slopes
KIDS
Wheeled fun toys for balance and coordination
FITNESS
Low impact, full body exercise and fun School Program
HEALTHY MOBILITY
Healthy mobility for the elder and disabled
CONSUMER
Personal e-mobility Transportation / Recreational
PROFESSIONAL (B2B)
Commercial / Patrol / Golf Tours / Staff Mobility
POWER SPORTS
Racing / Off-Road / Jet-Ski
Electric
Body Powered
Gravity

"The Trikke EV's big point-of-difference is actually that it is so easy to ride. I rode it and couldn't get the smile off my face...!"

- Noel McKeegan, Gizmo

Our story has been one of constant evolution. From the start, when we were merely developing a fun way for thrill-seekers to carve down hills, to now, when we're providing a myriad of transportation solutions for a growing number of businesses, **we are always forward thinking.**

This is why in the months to come, you'll begin to see Trikke's product offerings continue to multiply. In fact, there are a few developments in the pipeline that we're excited to share with you, and for which we seek your investment.

New Trikke Products Coming Soon....

Trikke Golf


TRIKKE GOLF

The ergonomics, portability and maneuverability of the Trikke make it the perfect vehicle for almost any environment, including the golf course. Doubling as way to get around the course while also ferrying one's clubs, Trikke Golf could be a real game-changer once it hits the links!

Trikke Sp33der


AWD

After Trikke went electric, it was only a matter of time before we developed a performance-based model. The sum of our labor shall soon bear fruit, as we're set to unveil the Sp33der model in the months to come, a Trikke that's capable of reaching top speeds of 25 miles per hour!

Bronkko



3JET


3 Jet

Bronkko is a high performance off-road electric-powered carving vehicle for adventure and powersports. We can only begin to imagine the incredible things that our riders will be able to do once they're able to take Trikke technology off roads!

3Jet is the first electric-powered carving watercraft. With a lithium-ion battery and multiple (proprietary design) pump jets -- which feature many advantages over the conventional jet-ski design like reverse, braking and steering -- we think 3Jet could be a real game changer!

The Market Opportunity for Trikke



MARKET OPPORTUNITY
GLOBAL MARKET
E-MOBILITY VEHICLES
YEAR2027
$35 billion
"Small manned electric vehicles - often sell in the largest numbers. They will reach over $35 billion in 2027. E-scooters will dominate the small electric vehicle business followed by three-wheel micro EVs. Close behind, four wheel car-like versions and e-bikes are also set for robust sales."
Source: IDTechEx
Click here for more information, or visit

Trikke has been successful in the Fitness market selling over $50 million and over one-half million units worldwide. Creating a large community of enthusiastic riders worldwide, we see a high ratio of returning customers in the consumer and professional markets.

With limited competition in the Commercial Market, we can grow faster while also maintaining a healthy margin. Our commercial models usually sell in fleets with option for lease. Models for the mass market usually sell in large volumes with potential for scalability.

With successful adoption by law enforcement and large security companies, we see incredible sales potential for the Trikke Defender. And there's more yet still in the production pipeline...

"The Trikke is easy to maneuver indoors and outdoors. It is awesome for changing perceptions of safety and security presence. Patients, visitors and staff all smile when I conduct patrols on the Trikke."

- Los Angeles Children's Hospital

We make money by selling our products to international distributors, to retail partners and by selling directly to customers. This multi-pronged approach positions us to capitalize greatly on the personal electric vehicle market

- **Commercial:** We promote and sell through the industry publications and at trade shows; we've partnered with specialized sales reps in a variety of industries, including security, law enforcement, emergency medical services, golf, patrol and more!
- **Consumer:** Trikke mobile dealers on the ground promote in their communties; we host demos in local fairs, RV parks and other events; we also use online and social media marketing.

Your investment will help us to increase these efforts and even to explore new ways of bringing our unique technology to market.



Invest in Trikke Today!



We believe there's no other vehicle like the Trikke on the market today, and there's no other vehicle that is as well positioned to capitalize on the personal electric vehicle market. We're seeking your investment in order to expand our efforts in sales, marketing and inventory.

We have identified real opportunities in a variety of fields such as security patrol, law enforcement, and other commercial applications such as tours and rentals. An investment in the company will help us bring to life these opportunities and to evolve new applications for Trikke technology.

An investment in Trikke is an investment in a game-changing transportation solution with myriad and still undiscovered applications. We hope you'll consider investing today!


TRIKKE™
LIGHT ELECTRIC RIDE

2000

Trikke Is Founded

Our journey begins, and a patent is filed for our ground-breaking technology.

2002


Inventions

Time Magazine Recognizes Trikke

Our incredible carving vehicle is recognized as one of the year's best inventions by Time.

2003



Infomercial Campaign Begins

Our infomercials hit the airwaves, drawing in new Trikke riders every day.

2004



Trikke Europe Formed

We take the first steps toward making Trikke an international brand.

2004



Adult Fitness Models Launch

Recognizing Trikke's potential for health and wellness, we launch our adult fitness model.

2005



Skki Model Launches

We expand our offerings by introducing the exciting winter-sports version of the Trikke.

2009



Electric Trikkes Launch

We take our biggest step forward yet by introducing the electric version of the Trikke.

2013


SECURITY

Electric Patrol Vehicles Launch

Addressing the needs to day's law enforcement and security services becomes a priority for Trikke.

2017

StartEngine Campaign Launch

We begin seeking investors who want to help us take Trikke to the next level!

In the Press

The Washington Post · nj.com True Jersey. · Forbes · the guardian · Los Angeles Times · abc NEWS · TIME · Los Angeles Times

SHOW MORE

Meet the Founders









Gildo Beleski

Inventor, Founder, CEO, CFO, Director

Founder, designer, the originator of Trikke Technology. Technical Director, Industrial Engineer, car racing enthusiast and an avid Trikke rider for more than 20 years. "I have passion for the ride and would love to let everybody experience it. I'm committed to improving the ride and the performance of our vehicles to a top level. I'm inspired by the auto industry achievements, and I believe in a new era dominated by smart light personal vehicles. Gildo has served as Chairman of the Board of Directors since February 2000 to current. Gildo has held the position of CEO and CFO from February 2000 to May 2002. Gildo has held the position of Secretary from February 2000 to December 2016. Gildo currently holds the position of CEO and CFO from December 2015 to current.

John Simpson

Co-Founder

Early adopter, co-founder, surfer, musician and talented Trikke rider. "Once I rode it the first time, I realized what I would like to do professionally: Promote the trikke ride, using my natural marketing instinct, meeting people, make the world a better place and have tons of fun doing it." John served as CEO and CFO from May 2002 to December 2015. John also was a member of the Board of Directors from May 2002 to December 2016.

And the Rest of the Team



Scott Campf

VP of Commercial Sales

Broad experience in Law Enforcement and Security markets, manages a group of industry reps for the US and international markets. Very passionate about Trikke vehicles, from a former client to a key team player.



Cathy Bunke

Controller, Business Administrator, HR, Director

Handles all TTI accounting, exceling at advising and resolving everything our business needs. Cathy has been with Trikke since 2011 as head of the accounting department. In 2016 she was promoted to Controller. In December 2016 was elected as a member of the Board of Directors.



Pieter Dekker

Managing Director, European Territory

Located in the Netherlands, manages and oversees the European market and EU assembly line.



Fred Welch

Director of Trikke Academy

Fred Welch purchased his first body powered Trikke in 2007 and from that day on he was inspired by what he likes to refer to as its eloquent low tech functionality and design. In 2008 he created what is known today as the Trikke Academy, the education establishment for all things Trikke



Ana D'Arace

Operations Manager/Secretary/Board of Director

Manage all day to day business operations for USA headquarters, oversees all administrative operations, and warehousing needs. Handles international sale accounts and special programs. Helping partners get up to speed in doing business with Trikke. Ana has been with Trikke since 2014. She was appointed as Secretary December 2016 and was elected as a member of the board of directors December 2016.



Marney Ellenbrook

Corporate Sales & Customer Service

With over 10 years experience with Trikke, Marney offers Trikke Dealer Support, customer relations, always happy in assisting customers with a lot of knowledge in our products and spreading the love of the Trikke ride.



Jeff Francisco

Sales & Brand Ambassador

Talented human sales machine. Since Jeff joined the Trikke team, he talks and breathes "Trikke". He has a passion for Trikke products and selling is an easy art for him. Outstanding customer service and promoter of the Trikke brand.



Anna Maria Vargas

Corporate Sales & Customer Service

Our newest member of the Trikke family. Offers Trikke Dealer Support and customer service. Always happy in assisting customers' needs and building relationships.



Luciano Araujo

Sr. Product Engineer

Trikke R&D and Mechanical Design since the company's inception. Developed the first design-to-production models. Physicist, Industrial Engineer, great manufacturing experience... and outstanding Trikke rider!



Rodrigo Bruhn

Sr. Product Designer & Graphic Designer

Leads the Design and Style Teams, setting the lines for new products, the look and feel matched with functionality. Talented graphics designer, clean lines, great team player.



Mauricio Zanotto

Video Editor

Video and media content. Many years of experience with TV and sport related filming and editing. Mauricio served as a member of the Board or Directors from August 2006 to December 2016.



David Stockwell

Technician

Handles tech support, warranties, with mechanical engineering background, is committed to offer great technical support to customers and hands-on in assembling, repairing, customizing all of your product needs.



Gabriel Rodriguez

Assembly Manager

Gabriel does a perfect job assembling all of our Trikke Electric vehicles. Smart, fast and precise work, providing an excellent product assembly with 100% quality assurance.



Blanca Perez

Shipping & Warehouse Coordinator

We could not do our job without Blanca! She coordinates the assembly line, spare parts, shipping and warehouse needs in a fast and precise timely manner.

Offering Summary

Maximum 1,070,000 shares of common stock ($1,069,995)

Minimum 10,000 shares of common stock ($9,999)

Company	Trikke Tech Inc
Corporate Address	132 Easy Street, D-1, Buellton, CA 93427
Description of Business	The Designer, Manufacturer, Distributor, Wholesaler and Retailer of Trikke the 3 wheeler carving scooter
Type of Security Offered	Common Stock
Purchase Price of Security Offered	1.50
Minimum Investment Amount (per investor)	$300

Perks

If you invest $300-$999, you'll receive a 10% one-time discount on Trikke products.

If you invest $1,000-$19,999, you'll receive $15% one-time discount on Trikke products.

If you invest $20,000-$49,999, you'll receive a complimentary Trikke Freedom valued at $999.99.

If you receive $50,000 and over, you'll receive a complimentary Trikke Pon-e 48V valued at $2,299.99.

Plus... All investors of over $500 receive a complimentary Trikke T-shirt.

**All perks occur after the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following; balance due on the 2017 related party loan to Gildo Beleski and Ana D'Arace which was used to start production on the Defender and produce 4th Qtr 2017 inventory; the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Trikke to get notified of future updates!

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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VIDEO TRANSCRIPT (Exhibit D)

We are using only titles layered over the video images

Titles transcript as follows

- Trikke

- Green Mobility

-Trikke Ski

- Fun & Easy to Ride

- Body Powered

- Police Patrol

- Security Surveillance

- Adventure

- Off-Road

- Trikke carving vehicles

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

EXAMPLE SUBSCRIPTION AGREEMENT

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE “ACT”) AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

%%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

The undersigned understands that %%NAME_OF_ISSUER%%, a Corporation organized under the laws of %%STATE_INCORPORATED%% (the “Company”), is offering up to $%%MAX_FUNDING_AMOUNT%% of Common Stock (the “Securities”) in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated %%DATE_OF_LAUNCH%% the “Form C”). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act (“Regulation Crowdfunding”) and without registration of the Securities under the Act.

1. **Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the “Subscription Agreement”).

2. **Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. **The Closing.** The closing of the purchase and sale of the Securities (the “Closing”) shall take place at 12 a.m. EST on %%FUNDING_END_DATE%%, or at such other time and place as the Company may designate by notice to the undersigned.

4. **Payment for Securities.** Payment for the Securities shall be received by Prime Trust, LLC (the “Escrow Agent”) from the undersigned by %%PAYMENT_METHOD%% of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The[a] undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a “Cap Table Management service operated by StartEngine Crowdfunding, Inc.”), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

5. **Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of %%STATE_INCORPORATED%%, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.
i. The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

f) Uncertified Shares.
i. The undersigned acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives the undersigned's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Revisions to Manner of Holding.
In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

9. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the %%ISSUER_LOCATION%% which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of %%ISSUER_LOCATION%%, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	**%%ADDRESS_OF_ISSUER%% E-mail: %%ISSUER_EMAIL%% Attention: %%ISSUER_TITLE%%**
with a copy to:	**Attention: %%LEGAL_NAME%%**

	E-mail: %%LEGAL_EMAIL%%
If to the Purchaser:	**%%VESTING_AS%%** **E-mail: %%VESTING_AS_EMAIL%%** **Attention: %%INVESTOR_TITLE%%**

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. Proxy.
a) If the aggregate Purchase Price paid by the undersigned for the Securities is less than $50,000, the undersigned hereby appoints the CEO of the Company (the "Proxy Holder"), or his or her successor, as the undersigned's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the undersigned, (i) vote all Securities (ii) give and receive notices and communications, (iii) execute any instrument or document that the Proxy Holder determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Proxy Holder for the accomplishment of the foregoing. The proxy and power granted by the undersigned pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the undersigned is an individual, will survive the death, incompetency and disability of the undersigned and, so long as the undersigned is an entity, will survive the merger or reorganization of the undersigned or any other entity holding the Securities or Equity Securities. However, the Proxy will terminate upon the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The Proxy Holder is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

b) Other than with respect to the gross negligence or willful misconduct of the Proxy Holder, in his or her capacity as the undersigned's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the undersigned pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the undersigned otherwise exist against the Proxy. The undersigned shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the undersigned pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the undersigned the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the undersigned or otherwise. The undersigned acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

c) A decision, act, consent or instruction of the Proxy constitutes a decision of the undersigned and is final, binding and conclusive upon the undersigned. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the undersigned. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

d) The undersigned hereby agrees to take any and all actions determined by the Company's Board of Directors in good faith to be advisable to reorganize this instrument and any Securities or Securities held by the undersigned into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering or Securities.

23. Transfers. The terms of this Subscription Agreement shall be binding upon the undersigned and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of the undersigned, terms of this Subscription Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this %%NOW%%.

PURCHASER (if an individual):
By_%%SUBSCRIBER_SIGNATURE%%____________________ **Name:%%VESTING_AS%%** %%VESTING_AS_EMAIL%% **%%SUBSCRIBER_SIGNATURE%%**

PURCHASER (if an entity):
__%%INVESTOR_SIGNATURES%%___________________ **Legal Name of Entity** **By_____%%SUBSCRIBER_SIGNATURE%%________________** **Name: %%VESTING_AS%%** %%VESTING_AS_EMAIL%% **Title:%%INVESTOR_TITLE%%**

State/Country of Domicile or Formation: _______________________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to %%EQUITY_SHARE_COUNT%% for %%VESTING_AMOUNT%%.

%%NAME_OF_ISSUER%%
By____%%ISSUER_SIGNATURE%%_________________ **Name:** %%NAME_OF_ISSUER%% **Title: %%ISSUER_TITLE%%**

{00438041.DOCX.1}

[a] Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.